Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Expressed in Canadian dollars)

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2016 and DECEMBER 31, 2015
(Unaudited - expressed in Canadian dollars unless otherwise noted)

	March 31,	December 31,
	2016	2015

ASSETS

Current
Cash and cash equivalents	$1,541,350	$683,608
Accounts and other receivable (Note 5)	476,595	368,502
Prepaid expenditures	215,546	213,512
Marketable securities	2,943	8,830
Total current assets	2,236,434	1,274,452

Non-current
Mineral properties (Note 6)	108,248,593	107,592,331
Equipment	123,054	70,437
Value-added tax receivable (Note 7)	136,024	138,166
Reclamation deposit	115,301	115,215
Other receivable (Note 5)	648,350	-
Deferred acquisition costs	136,268	77,913
Total non-current assets	109,407,590	107,994,062

TOTAL ASSETS	$111,644,024	$109,268,514

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 8)	$864,960	$2,840,492
Loans payable (Note 9)	1,493,062	1,560,073
Debenture liability (Note 10)	307,562	307,562
Total liabilities	2,665,584	4,708,127

SHAREHOLDERS’ EQUITY
Share capital	113,012,635	104,895,131
Warrant and share-based payment reserve	5,872,568	7,717,255
Accumulated other comprehensive income	1,527,584	2,092,242
Accumulated deficit	(11,434,347)	(10,144,241)
Total shareholders’ equity	108,978,440	104,560,387

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$111,644,024	$109,268,514

Going concern (Note 1)
Commitments and contingencies (Note 15)
Subsequent events (Note 16)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015
(Unaudited - expressed in Canadian dollars unless otherwise noted)

	Three months ended March 31,
		2015
	2016	RESTATED
		(Note 17)

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	$84,122	$15,897
Depreciation	21,808	1,877
Consultants	24,492	29,375
Exploration and evaluation	19,226	25,599
Marketing communications	439,455	3,860
Professional fees	190,784	83,187
Salaries and wages	155,455	39,626
Share-based payments (Note 11(d))	57,933	698,128
Transfer agent and filing fees	76,028	2,304
Travel and accommodation	66,718	56,055
Loss before other items	(1,136,021)	(955,908)

Charge related to public company listing	-	(655,130)
Foreign exchange (loss) gain	(117,715)	97,135
Gain on debt settlement	897	96,114
Marketable securities fair value adjustment	(5,886)	-
Interest and other expenses	(33,795)	(25,423)
Interest and other income	2,414	-

Net loss for the period	$(1,290,106)	$(1,443,212)

Other comprehensive (loss) income for the period
Currency translation adjustment	(564,658)	484,596

Net loss and comprehensive loss for the period	$(1,854,764)	$(958,616)

Basic and diluted loss per share	$(0.00)	$(0.03)

Weighted average number of shares outstanding – Basic and Diluted	308,685,956	46,361,409

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Unaudited - expressed in Canadian dollars unless otherwise noted)

	Three months ended March 31,
		2015
	2016	RESTATED
		(Note 17)

Cash flows from operating activities
Net loss for the period	$(1,290,106)	$(1,443,212)
Items not affecting cash:
Depreciation	21,808	1,877
Charge related to public company listing	-	655,130
Unrealized foreign exchange loss (gain)	48,788	(32,739)
Share-based payments (Note 11(d))	57,933	698,128
Accrued interest income	(86)	-
Accrued interest expense	16,289	24,484
Operating cash flows before movements in working capital	(1,145,374)	(96,332)
Changes in non-cash working capital items:
Decrease (increase) in accounts receivable	264,874	(8,407)
Decrease (increase) in prepaid expenditures	20,711	(18,590)
Decrease in accounts payables and accrued liabilities	(1,876,958)	(486,677)
Total cash used in operating activities	(2,736,747)	(610,006)

Cash flows from investing activities
Equipment purchases	(77,503)	-
Mineral property expenditures	(883,741)	(496,250)
Value-added tax recovered	2,142	2,460
Marketable securities fair value adjustment	5,887	-
Deferred acquisition costs	(13,355)	-
Cash expended in acquisition
Goldrush transaction costs (Note 4)	(101,515)	-
Cash acquired in Goldrush acquisition (Note 4)	3,446,574	-
Total cash provided by (used in) investing activities	2,378,489	(493,790)

Cash flows from financing activities
Issuance of shares for cash	-	5,024,965
Cash share issuance costs	-	(547,493)
Release of restricted cash	-	2,723,750
Cash acquired in reverse takeover, net of transaction costs	-	43,278
Proceeds from exercise of warrants and share options	1,308,795	-
Proceeds from promissory notes issued (Note 9)	-	635,550
Total cash provided by financing activities	1,308,795	7,880,050
Foreign exchange effect on cash	(92,795)	(1,078)
Change in cash and cash equivalents	857,742	6,775,176
Cash and cash equivalents, beginning	683,608	39,914
Cash and cash equivalents, ending	$1,541,350	$6,815,090

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Unaudited - expressed in Canadian dollars unless otherwise noted)

						Accumulated
	Number				Share-based	other
	of common	Capital	Shares to	Warrant	payment	comprehensive	Accumulated
	shares	stock	be issued	reserve	reserve	income	deficit		Total

Balance as at December 31, 2014 - RESTATED	46,083,730	$9,047,179	$2,723,750	$34,481	$239,935	$667,513	$(5,062,184)		$7,650,674
Shares issued from private placement	12,562,412	5,024,965	-	-	-	-	-		5,024,965
Less: issue costs – cash	-	(547,493)	-	-	-	-	-		(547,493)
issue costs – non-cash	-	(105,946)	-	105,946	-	-	-		-
Conversion of subscription receipts	10,895,000	2,723,750	(2,723,750)	-	-	-	-		-
Shares issued on settlement of debt	1,533,185	383,296	-	-	-	-	-		383,296
Shares of Albion upon RTO	2,692,124	673,031	-	-	-	-	-		673,031
Share-based payments (Note 11(d))	-	-	-	-	698,128	-	-		698,128
Loss for the period	-	-	-	-	-	-	(1,443,212)		(1,443,212)
Currency translation adjustment	-	-	-	-	-	484,596	-		484,596
Balance as at March 31, 2015 - RESTATED	73,766,451	$17,198,782	$-	$140,427	$938,063	$1,152,109	$(6,505,396)		$12,923,985

Balance as at December 31, 2015	293,289,909	$104,895,131	$-	$4,685,609	$3,031,646	$2,092,242	$(10,144,241)		$104,560,387
Shares issued on settlement of debt	323,076	126,000	-	-	-	-	-		126,000
Shares issued on acquisition of Goldrush (Note 4)	11,950,223	4,780,089	-	-	-	-	-		4,780,089
Exercise of options (Note 11(d))	1,599,139	662,125	-	-	(340,547)	-	-		321,578
Exercise of warrants (Note 11(c))	5,614,835	2,549,290	-	(1,562,073)	-	-	-		987,217
Share-based payments (Note 11(d))	-	-	-	-	57,933	-	-		57,933
Loss for the period	-	-	-	-	-	-	(1,290,106)		(1,290,106)
Currency translation adjustment	-	-	-	-	-	(564,658)	-		(564,658)
Balance as at March 31, 2016	312,777,182	$113,012,635	$-	$3,123,536	$2,749,032	$1,527,584$	(11,434,347	) $	108,978,440

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

1. NATURE OF OPERATIONS AND GOING CONCERN

First Mining Finance Corp. (formerly Albion Petroleum Ltd. (“Albion”)) (the “Company” or “First Mining”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on April 4, 2005 and completed its initial public offering as a Capital Pool Company (“CPC”) on September 30, 2005. As a CPC, the Company’s only business had been to identify and evaluate businesses or assets with a view of completing a Qualifying Transaction.

On March 30, 2015, the Company completed the acquisition of all of the issued and outstanding shares of a private company, KCP Minerals Inc. (“KCP”) (formerly Sundance Minerals Ltd. (“Sundance”)) through a reverse takeover arrangement (the “RTO”), constituting its Qualifying Transaction under the applicable policies of the TSX Venture Exchange (“TSXV”). Upon completion of the RTO, the shareholders of KCP obtained control of the consolidated entity. Under the purchase method of accounting, KCP was identified as the acquirer, and accordingly the entity is considered to be a continuation of KCP with the net assets of the Company at the date of the RTO deemed to have been acquired by KCP. The 2015 comparative figures in the condensed interim consolidated financial statements include the results of operations of KCP prior to the RTO date of March 30, 2015.

The Company’s principal activity is the acquisition of high-quality mineral assets, and exploration and evaluation of its North American property portfolio. During 2015, the Company acquired Coastal Gold Corp. (“Coastal”) on July 7, 2015, Gold Canyon Resources Inc. (“Gold Canyon”) on November 13, 2015, and PC Gold Inc. (“PC Gold”) on November 16, 2015. In the three months ended March 31, 2016, the Company completed the acquisition of Goldrush Resources Ltd. (“Goldrush”). Subsequent to March 31, 2016, the Company completed both the acquisition of Clifton Star Resources Inc. (“Clifton”) on April 8, 2016, and the purchase agreement to acquire the Pitt gold development property from Brionor Resources Inc. (“Brionor”) on April 28, 2016. (see Note 16).

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material. The Company is dependent upon share issuances, and/or the acquisition of companies with surplus cash, to provide the funding necessary to meet its general operating expenses and may require additional financing to continue to explore its properties and settle liabilities. The Company has incurred losses since inception and expects to incur further losses in the development of its business. As at March 31, 2016, the Company had an accumulated deficit of $11,434,347, which has been funded primarily by the issuance of equity. These factors may cast significant doubt upon the Company’s ability to continue as a going concern and, therefore, it may be unable to realize its assets and discharge its liabilities in the normal course of business. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

First Mining is a public company listed on the TSXV under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with, International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Except as described in Note 3, the Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2015, which should be read in conjunction with these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. The condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company’s Canadian entities. The functional currency of the Company’s material foreign subsidiaries is US dollars.

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 27, 2016.

3. ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the Company’s annual financial statements, except as described below.

Accounting Standards Issued But Not Yet Applied
The following are accounting standards anticipated to be effective January 1, 2017 or later:

IFRS 9 Financial Instruments
IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers
The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts, and contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

IFRS 16 Leases
The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in an accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Initial Adoption of Accounting Standards
Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning before or on January 1, 2016. The following new standards, amendments and interpretations that have been adopted for the Company’s current fiscal year have not had a material impact on the Company:

IFRS 10 Consolidated Financial Statements
The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is held in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are held in a subsidiary. The amendments may impact the Company in respect of future sale or contribution of assets with its associates or joint ventures.

Amendments to IAS 1 Presentation of Financial Statements
On December 18, 2014 amendments were made to IAS 1 as part of a major initiative to improve disclosure requirements in IFRS financial statements. The amendments clarify the application of materiality to note disclosure and the presentation of line items in the primary statements provide options on the ordering of financial statements and additional guidance on the presentation of other comprehensive income related to equity accounted investments.

4. ACQUISITION OF GOLDRUSH RESOURCES LTD.

On January 7, 2016, the Company completed the acquisition of all the outstanding common shares of Goldrush Resources Ltd. (“Goldrush”) on the basis of 0.0714 common shares in the capital of First Mining for each Goldrush share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the ”Transaction”). The Transaction was conducted by way of a court-approved plan of arrangement, which resulted in Goldrush becoming a wholly-owned subsidiary of First Mining. No replacement options or warrants were required as part of the transaction.

For accounting purposes, the acquisition of Goldrush has been recorded as an asset acquisition as Goldrush is not considered to be a business when applying the guidance within IFRS 3 Business Combinations (“IFRS 3”).

Consideration paid:

Fair value of 11,950,223 common shares issued	$4,780,089
Transaction costs incurred by the Company	101,515
Total consideration paid	$4,881,604

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

4. ACQUISITION OF GOLDRUSH RESOURCES LTD. (continued)

The fair value of identifiable assets acquired and liabilities assumed from Goldrush were as follows:

Cash	$3,446,574
Accounts and other receivables	1,077,817
Prepaid expenditure	22,745
Mineral properties (Book value at acquisition of $905,772)	361,894
Accounts payable and accrued liabilities	(27,426)
Net identifiable assets acquired	$4,881,604

5. ACCOUNTS AND OTHER RECEIVABLES

Category	March 31,	December 31,
	2016	2015
Current
GST receivables	$142,595	$368,502
Other receivables	334,000	-
Total current accounts and other receivables	$476,595	$368,502
Non-current
Other receivable	$648,350	$-

Total accounts and other receivables	$1,124,945	$368,502

Current other receivables includes a balance of USD$250,000, which represents the consideration for title transfer of the Goldrush West Africa SARL Rima permit, and is expected to close late in the third quarter of 2016.

Non-current other receivable relates to USD$500,000 owing from Nord Prognoz Ltd (“Nord Prognoz”), as the residual consideration payable to Goldrush for the sale of its then wholly-owned subsidiary Goldrush Burkina SARL in 2014. The amount is held in escrow and subject to any deductions for certain liabilities that occurred prior to closing the Goldrush Burkina SARL transaction. Terms of the contract specify that the amount owing will be released from escrow on December 31, 2017.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

6. MINERAL PROPERTIES

As at March 31, 2016 and December 31, 2015, the Company has capitalized the following acquisition, exploration and evaluation costs on its 100% owned mineral properties:

	Balance December 31, 2015	Acquisition	Mineral concessions	Wages and Salaries	Surveying, geological consulting and lab	Field supplies and other	Travel and administration	Total expenditures	Option payments and expenditures recovered	Impact of change in presentation currency	Write-down of mineral properties	Balance March 31, 2016
Hope Brook	$ 17,543,366	$ (45,000)	$ -	$ 1,753	$ 16,066	$ 2,080	$ -	$ 19,899	$ -	$ -	$ -	$ 17,518,265
Springpole	66,249,495	-	78,326	70,084	9,165	153,309	20,586	331,470	-	-	-	66,580,965
Pickle Crow	15,176,626	-	55,260	3,674	4,353	244	-	63,531	-	-	-	15,240,157
Canada Total	98,969,487	(45,000)	133,586	75,511	29,584	155,633	20,586	414,900	-	-	-	99,339,387
Miranda	679,715	-	24,648	11,393	12,273	1,658	5,224	55,196	-	(44,552)	-	690,359
Socorro	587,889	-	54,806	4,863	2,724	5,895	4,937	73,225	-	(39,981)	-	621,133
San Ricardo	634,908	-	79,772	9,991	6,887	10,446	1,230	108,326	-	(44,899)	-	698,335
Peñasco Quemado	2,783,382	-	40,756	705	-	-	242	41,703	-	(173,788)	-	2,651,297
La Frazada	1,891,699	-	1,845	-	-	-	-	1,845	-	(116,691)	-	1,776,853
Pluton	904,292	-	34,252	352	2,277	342	-	37,223	-	(45,154)	-	896,361
Others(1)	460,099	-	135,023	5,234	-	44	441	140,742	(29,164)	(37,345)	-	534,332
Mexico Total	7,941,984	-	371,102	32,538	24,161	18,385	12,074	458,260	(29,164)	(502,410)	-	7,868,670
USA	680,860	-	-	-	-	-	-	-	-	(41,963)	-	638,897
Burkina Faso	-	361,894	-	24,194	2,137	12,929	485	39,745	-	-	-	401,639

Mineral Property Total	$107,592,331	$ 316,894	$ 504,688	$ 132,243	$ 55,882	$ 186,947	$ 33,145	$ 912,905	$ (29,164)	$ (544,373)	$ -	$ 108,248,593

	Balance December 31, 2014	Acquisition	Mineral concessions	Wages and Salaries	Surveying, geological consulting and lab	Field supplies and other	Travel and administration	Total expenditures	Option payments and expenditures recovered	Impact of change in presentation currency	Write-down of mineral properties	Balance December 31, 2015
Hope Brook	$ -	$ 17,466,287	$ 11,844	$ -	$ 20,323	$ 32,621	$ 12,291	$ 77,079	$ -	$ -	$ -	$ 17,543,366
Springpole	-	66,170,491	-	34,350	7,611	16,858	20,185	79,004	-	-	-	66,249,495
Pickle Crow	-	15,155,418	-	1,263	19,454	491	-	21,208	-	-	-	15,176,626
Canada Total	-	98,792,196	11,844	35,613	47,388	49,970	32,476	177,291	-	-	-	98,969,487
Miranda	400,339	-	45,863	20,443	78,376	19,086	20,690	184,458	-	94,918	-	679,715
Socorro	308,078	-	103,614	9,787	38,904	33,770	18,009	204,084	-	75,727	-	587,889
San Ricardo	337,470	-	113,640	12,273	39,068	49,681	19,202	233,864	(8,830)	72,404	-	634,908
Peñasco Quemado	2,052,879	-	305,359	1,340	-	-	330	307,029	-	423,474	-	2,783,382
La Frazada	1,580,969	-	1,979	2,203	-	29	1,075	5,286	-	305,444	-	1,891,699
Pluton	675,937	-	107,256	894	53	990	122	109,315	-	119,040	-	904,292
Others	673,912	-	303,796	21,899	388	1,859	2,665	330,607	(131,817)	153,941	(566,544)	460,099
Mexico Total	6,029,584	-	981,507	68,839	156,789	105,415	62,093	1,374,643	(140,647)	1,244,948	(566,544)	7,941,984
USA	533,877	-	40,730	-	982	-	262	41,974	-	105,009	-	680,860

Mineral Property Total	$ 6,563,461	$ 98,792,196	$ 1,034,081	$ 104,452	$ 205,159	$ 155,385	$ 94,831	$ 1,593,908	$ (140,647)	$ 1,349,957	$ (566,544)	$ 107,592,331

(1)	Other mineral properties as at March 31, 2016 include the Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

7. VALUE-ADDED TAX RECEIVABLE

The Company, through its Mexican subsidiaries, pays value-added tax on the purchases of goods and services at a rate of 16%. The amount paid or payable is recoverable and the Company has been successful in applying for and receiving refunds in the past from the local tax authorities. However, there is no guarantee this will continue and, as such, these receivables are recorded as a non-current asset.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	March 31,	December 31,
	2016	2015
Accounts payable	$725,652	$2,380,489
Other accrued liabilities	139,308	460,003
Total	$864,960	$2,840,492

9. LOANS PAYABLE

During 2014, the Company had received cash and issued promissory notes for a total of $739,590 (USD$650,000) to First Majestic Silver Corp. (“First Majestic”), a related party. The promissory notes carry an interest rate of 9% per annum and are repayable 30 days following the date First Majestic demands repayment.

In January 2015, the Company received cash and issued an additional $635,550 (USD$500,000) promissory note to First Majestic, under similar terms. As at March 31, 2016, the total loan principal outstanding was $1,298,700 (USD$1,000,000) and interest of $194,362 has been accrued (December 31, 2015 - $1,384,000 and $176,073, respectively).

As at the date of approval of these condensed interim consolidated financial statements, the lender has not demanded repayment.

10. DEBENTURE LIABILITY

As part of the acquisition of PC Gold on November 16, 2015, the Company assumed the debenture liability of PC Gold. The debenture bears interest at a rate of 4.0% per annum, payable quarterly in arrears. The original maturity date of July 8, 2015 was extended to June 30, 2016 as part of the acquisition and on November 13, 2015, the Company made a payment of $308,482, which included $8,482 interest, representing 50% of the outstanding principal amount. As at March 31, 2016, the remaining principal amount owing on the debenture liability was $300,000 and the interest accrued was $7,562. The debenture liability becomes due on June 30, 2016.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

11. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at March 31, 2016: 312,777,182 (December 31, 2015 – 293,289,909).
Preferred shares: nil (December 31, 2015 – nil).

c) Warrants

The Company’s warrants outstanding as at March 31, 2016 and December 31, 2015 and the changes for the periods then ended are as follows:

	Number	Weighted Average
		Exercise Price
Balance as at December 31, 2015	16,783,905	$0.19
Exercised	(5,614,835)	0.18
Balance as at March 31, 2016	11,169,070	0.19

The following table summarizes information about the warrants outstanding as at March 31, 2016:

Exercise Price Per Share	Number of Warrants	Weighted Average	Expiry Date
	Outstanding	Remaining Life (Years)
$0.40	515,475	0.50	September 30, 2016
$0.17	6,785,000	1.88	February 15, 2018
$0.20	3,020,925	2.10	May 8, 2018
$0.20	847,670	3.01	April 2, 2019

The Black-Scholes Pricing Model was used to estimate the fair value of the warrants using the following assumptions:

Issue date	Expected Warrant	Risk Free	Dividend	Expected	Weighted Average
	Life (Years)	Interest Rate	Yield	Volatility	Fair Value
March 30, 2015	1.50	0.78%	nil	90.43%	$0.17
November 13, 2015(1)	2.26	1.03%	nil	104.56%	$0.27
November 16, 2015(2)	2.48	1.03%	nil	104.37%	$0.29
November 16, 2015(2)	3.38	1.03%	nil	98.80%	$0.30

(1)

Originally issued by Gold Canyon. Following the acquisition of Gold Canyon, the warrants were replaced with First Mining warrants using the transaction share exchange ratio. These warrants have an expiry date of November 13, 2016, being one year after the transaction, in accordance with the Arrangement Agreement.

(2)

Originally issued by PC Gold. Following the acquisition of PC Gold, the warrants were replaced with First Mining warrants using the transaction share exchange ratio. These warrants have an expiry date of November 16, 2016, being one year after the transaction, in accordance with the Arrangement Agreement.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

11. SHARE CAPITAL (continued)

d) Share Options

The Company has adopted a share option plan that allows for the issuance of up to 10% of the issued and outstanding shares as incentive share options to directors, officers, employees and consultants of the Company. Share options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable.

The Company’s share options outstanding as at March 31, 2016 and December 31, 2015 and the changes for the periods then ended are as follows:

	Number	Weighted Average
		Exercise Price
Balance as at December 31, 2015	13,616,504	$0.39
Replacement options exercised	(1,599,139)	0.20
Balance as at March 31, 2016	12,017,365	0.41

The total share-based payment expense recorded during the three months ended March 31, 2016 was $57,933 (2015 - $698,128).

The following table summarizes information about the share options outstanding as at March 31, 2016:

Exercise Price Per	Number of	Weighted Average	Weighted Exercise	Number of	Expiry Date
Share of	Options	Remaining Life	Price of Options	Options
Options	Outstanding	(Years) Options	Exercisable	Exercisable
$0.40	2,550,000	4.00	$0.40	2,550,000	March 29, 2020
$0.40	980,000	4.33	$0.40	980,000	July 27, 2020
$0.40	100,000	4.44	$0.40	100,000	September 8, 2020
$0.47	200,000	4.58	$0.47	80,000	October 27, 2020
$0.40	2,165,000	4.75	$0.40	2,105,000	December 30, 2020
$0.18-$2.18(1)	5,212,500	0.62	$0.42	5,212,500	November 13, 2016
$0.20-1.13(2)	809,865	0.63	$0.45	809,865	November 16, 2016

(3)

Originally issued by Gold Canyon with various exercise prices and expiry dates. Following the acquisition of Gold Canyon the share options were replaced with First Mining share options using the transaction share exchange ratio. These options have an expiry date of November 13, 2016, being one year after the transaction, in accordance with First Mining’s share option plan.

(4)

Originally issued by PC Gold with various exercise prices and expiry dates. Following the acquisition of PC Gold the share options were replaced with First Mining share options using the transaction share exchange ratio. These options have an expiry date of November 16, 2016, being one year after the transaction, in accordance with First Mining’s share option plan.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

11. SHARE CAPITAL (continued)

d) Share Options (continued)

The Black-Scholes Pricing Model was used to estimate the fair value of the share options using the following assumptions:

Issue date	Expected Option	Risk Free	Dividend	Expected	Weighted Average
	Life (Years)	Interest Rate	Yield	Volatility	Fair Value
March 30, 2015	5.00	1.38%	nil	87.67%	$0.27
July 7, 2015	0.25	0.46%	nil	77.44%	$0.13
July 27, 2015	5.00	1.50%	nil	89.69%	$0.28
September 9, 2015	5.00	1.50%	nil	91.96%	$0.28
October 27, 2015	5.00	1.50%	nil	91.28%	$0.33
November 13, 2015	1.00	0.85%	nil	104.56%	$0.18
November 16, 2015	1.00	0.85%	nil	104.56%	$0.21
December 30, 2015	5.00	1.50%	nil	90.79%	$0.12

12. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration and retention of mineral property assets. Geographic segment information of the Company’s non-current assets as at March 31, 2016 and December 31, 2015 is as follows:

Non-current assets	March 31, 2016	December 31, 2015
Canada	$100,361,269	$99,242,994
Mexico	8,005,785	8,070,208
USA	638,897	680,860
Africa – Burkina Faso	401,639	-
Total	$109,407,590	$107,994,062

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

13. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them. The Company incurred the following expenditures during the three months ended March 31, 2016 and 2015:

Service or Item	Three months ended March 31,
	2016	2015
		RESTATED
		(Note 17)
Administration and office expenses	$30,888 $	15,897
Total	$30,888 $	15,897

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), a company with three Directors in common, which provides management services and office space to the Company.

As at March 31, 2016, included in accounts payable is an amount of $16,234 (December 31, 2015 - $40,492) due to the Chief Executive Officer and the VP Exploration. Included in current liabilities is an amount of $1,493,062 (December 31, 2015 - $1,560,073) due to First Majestic relating to the promissory notes (Note 9), as well as $19,621 due to First Majestic for administration and office expenses (December 31, 2015 - $15,000).

Key Management Compensation

Key management includes the Officers and Directors of the Company. The compensation paid or payable to key management for services during the three months ended March 31, 2016 and 2015 is as follows:

Service or Item	Three months ended March 31,
	2016	2015
		RESTATED
		(Note 17)
Salaries	$167,522	$62,894
Share-based payments	57,933	643,373
Total	$225,455	$706,267

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

14. SUPPLEMENTAL CASH FLOW INFORMATION

During the three months ended March 31, 2016, significant non-cash investing and financing transactions were as follows:

•	11,950,223 shares issued as part of the acquisition of Goldrush (Note 4);
•	Issued 323,076 shares for the settlement of $126,000 accounts payable previously held by PC Gold; and
•	Paid or accrued $nil for income taxes.

During the three months ended March 31, 2015, significant restated non-cash investing and financing transactions were as follows:

•	10,895,000 subscription receipts were converted into common shares with a value of $2,723,750;
•	Issued 1,533,185 shares for settlement of $479,410 accounts payable;
•	2,692,124 shares issued as part of the RTO transaction with Albion and Sundance;
•	Paid or accrued $nil for income taxes.

15. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has commitments in respect of office rent, equipment leases, and transaction costs incurred through its acquisitions as follows:

	Expected payments due by period as at March 31, 2016
	1 year	2 – 3 years	4 – 5 years

Office premises (PC Gold acquisition)	$77,587	$110,232	$-
Equipment leases (Gold Canyon acquisition)	51,811	9,215	-
Contractual payments from acquisitions:
PC Gold – debenture liability	307,562	-	-
Total	$436,960	$119,447	$-

CONTINGENCY

In 2014, Gold Canyon, a wholly-owned subsidiary of the Company since November 2015, was charged under the Occupational Health and Safety Act for a workplace accident relating to the operation of certain equipment at Springpole that resulted in a worker being injured. The Company engaged legal counsel and attended a court   hearing on May 19, 2016 for the incident, which occurred prior to the Gold Canyon acquisition.  The Company received a judgement of $35,000 with a 25% surcharge.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

16. SUBSEQUENT EVENTS

a) Acquisition of Clifton Star Resources Inc.

On April 8, 2016, the Company completed a definitive agreement (the “Agreement”) with Clifton Star Resources Inc. (“Clifton Star”) under which the Company would acquire all of the issued and outstanding common shares of Clifton Star on the basis of one common share in the capital of the Company for each Clifton Star share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the ”Transaction”). The Transaction will be conducted by way of a court-approved plan of arrangement, resulting in Clifton Star becoming a wholly-owned subsidiary of the Company.

Transaction costs associated with the Arrangement Agreement will be included in the consideration paid to acquire the net assets of Clifton Star. An aggregate of 4,150,000 replacement First Mining share options were issued to holders of unexercised Clifton Star share options, per the terms of the Agreement. The Company received cash proceeds of $11.0 million as a result of the Clifton Star acquisition.

b) Acquisition of Pitt Gold Property from Brionor Resources Inc.

On April 28, 2016, the Company completed by way of purchase agreement, its acquisition of the “Pitt Gold Property” from Brionor Resources Inc. (“Brionor”). Total consideration was $1,250,000, of which $1,000,000 was satisfied through the issuance of 2,535,293 First Mining common shares to Brionor, based on the 20-day volume weighted average price (“VWAP”), and the remaining $250,000 was paid in cash. The First Mining common shares issued to Brionor are subject to a statutory four-month hold period expiring on August 28, 2016.

c) Proposed acquisition of Cameron Gold Project from Chalice Gold Mines Limited.

On May 3, 2016, the Company announced that it has entered into a definitive share purchase agreement (the “Agreement”) with Chalice Gold Mines Limited (ASX: CHN) (TSX: CXN) (“Chalice”). Under the Agreement the Company will acquire Cameron Gold Operations Ltd., a wholly-owned subsidiary of Chalice (the “Transaction”) which owns the Cameron Gold project located in Ontario, in exchange for 32,260,836 common shares of First Mining (the “Consideration Shares”). Chalice will also retain a one percent net smelter royalty over certain mining claims within the Cameron Gold project, which are not encumbered by pre-existing royalties.

d) Proposed acquisition of Tamaka Gold Corporation.

On May 16, 2016, the Company announced that it has entered into a definitive amalgamation agreement (the "Agreement") with Tamaka Gold Corporation ("Tamaka"), a privately held mineral exploration company which holds a 100% interest in the Goldlund gold exploration/development project located in northwestern Ontario. Pursuant to the Agreement, Tamaka will become a wholly-owned subsidiary of First Mining and the holders of common shares of Tamaka will receive an aggregate of 92,500,000 million common shares of First Mining.

In addition, all outstanding stock options of Tamaka will become exercisable for First Mining common shares on the same exchange ratio as applied to the Tamaka common shares and will be governed by First Mining's Stock Option Plan. All outstanding warrants of Tamaka will also become exercisable for common shares of First Mining on the same exchange ratio as applied to the Tamaka common shares.

e) Exercise of Warrants and Share Options

Subsequent to March 31, 2016, a total of 1,981,193 warrants of the Company were exercised for gross proceeds of $435,237, and a total of 2,948,520 options of the Company were exercised for gross proceeds of $675,604.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

17. ADJUSTMENT OF PREVIOUSLY REPORTED FINANCIAL INFORMATION DUE TO CHANGE IN PRESENTATION CURRENCY

For comparative purposes, the consolidated statement of comprehensive loss for the three months ended March 31, 2015 includes adjustments to reflect the change in accounting policy resulting from the change in presentation currency to Canadian dollars. The amounts previously reported in US dollars as shown below have been translated into Canadian dollars at the average exchange rate for the three months ended March 31, 2015 of 1.2412 CAD per 1.00 USD.

The effect of the translation is as follows:

	Three months ended
	March 31, 2015
	As previously	At translated
	reported	rate of
	USD	1.2412 CAD

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	$12,807	$15,897
Depreciation	1,513	1,877
Consultants	23,667	29,375
Exploration and evaluation	20,625	25,599
Investor relations and marketing communications	3,109	3,860
Professional fees	67,022	83,187
Salaries and wages	31,926	39,626
Share-based payments	549,985	698,128
Transfer agent and filing fees	1,857	2,304
Travel and accommodation	45,163	56,055
Loss before other items	(757,673)	(955,908)

Charge related to public company listing	(516,197)	(655,130)
Foreign exchange (loss) gain (i)	(123,843)	97,135
Gain on debt settlement	77,436	96,114
Interest and other expenses	(20,483)	(25,423)

Net loss and comprehensive loss for the period	$(1,340,760)	$(1,443,212)

Other comprehensive income for the period
Currency translation adjustment	-	484,596

Net loss and comprehensive loss for the period	$(1,340,760)	$(958,616)

Basic and diluted loss per share	$(0.03)	$(0.03)
Weighted average number of shares outstanding – basic and diluted	46,361,409	46,361,409

(i) The change in foreign exchange (loss) gain results from amounts related to equity translated at historical rates.